                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                         ---------------------------

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)

                              AMREP Corporation
                    ------------------------------------
                               Name of Issuer

                                Common Stock
                       ------------------------------
                       (Title of Class of Securities)

                                  032159105
                              ----------------
                                CUSIP Number

                              Nick G. Karabots
                                P. O. Box 736
                         Fort Washington, PA  19034
                               (215) 643-5800
     ------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 2, 1994
                      ---------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                   PAGE 1 OF 6
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CUSIP No. 032159105                                          Page 2 of 6 pages


- --------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nick G. Karabots  ###-##-####
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)[  ]
                                                            (b)[  ]
- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

              AF, PF, OO
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


                            United States
- --------------------------------------------------------------------------------
                                   7.  SOLE VOTING POWER

   NUMBER OF                             1,869,113
     SHARES                        ---------------------------------------------
  BENEFICIALLY                     8.  SHARED VOTING POWER
    OWNED BY
      EACH                               0
 REPORTING PERSON                  --------------------------------------------
      WITH                         9.  SOLE DISPOSITIVE POWER

                                         1,869,113
                                   --------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER

                                         0
- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                       1,869,113
- -------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                               [  ]
- -------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       25.6%
- -------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                     IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 032159105                                          Page 3 of 6 pages


     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Mr. Karabots on Amendment No. 4 to Schedule 13D dated March 1, 1994 and Amendment No. 3 to Schedule 13D dated January 31, 1994, which Amendment No. 3 to
Schedule 13D amended and restated the entire text of the statement on Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994 relating to the Common Stock, $.10 par value, of AMREP Corporation, an Oklahoma corporation. In the event that any disclosure contained in this Amendment No. 5 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 5.


Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding a new paragraph following the last paragraph of Item 3 as follows:

     Mr. Karabots acquired beneficial ownership of an aggregate of 84,200 shares of Common Stock of the Corporation through open market purchases made by SLC between April 5, 1994 and June 2, 1994 for an aggregate purchase price of $650,601.80. SLC made these purchases using general corporate funds.


Item 4.  Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting the first paragraph thereof and substituting therefor the following:

     Mr. Karabots has acquired all of the shares reported on this Statement as an investment. Mr. Karabots believes that the Common Stock represents a good investment, and, depending on market conditions, Mr. Karabots may acquire additional shares of the Common Stock through open market purchases, in privately negotiated transactions or otherwise.


Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended by deleting paragraphs (a), (b) and (c) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 1,869,113 shares of the Common Stock reported on the Statement, which shares represent approximately 25.6% of the

CUSIP No. 032159105                                          Page 4 of 6 pages


outstanding shares of the Common Stock./1/ Mr. Karabots owns 1,696,913 of such shares of the Common Stock directly, and he owns the remaining 172,200 of such shares indirectly through SLC.

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 1,869,113 shares of the Common Stock reported on the Statement.

     (c) SLC has purchased 84,200 shares of the Common Stock on the open market since April 1, 1994, as set forth on Annex I hereto.







- --------------------------
/1/ The percentage of outstanding shares of the Common Stock was calculated with reference to the shares outstanding as of March 14, 1994, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 1994.
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CUSIP No. 032159105                                          Page 5 of 6 pages


                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    June 8, 1994                            /s/ Nick G. Karabots
 --------------------------                -------------------------------------
        Date                               Nick G. Karabots

CUSIO No. 032159105                                          Page 6 of 6 pages

                                    ANNEX I

                   TRANSACTIONS IN COMMON STOCK OF THE ISSUER
                              SINCE APRIL 1, 1994

                                  Person
                                 Effecting     Nature of      Number of    Price Per
     Date                       Transaction   Transaction      Shares       Share
 April 5, 1994                      SLC         Purchase        1,500       $8.125
 April 5, 1994                      SLC         Purchase        4,700       $7.894
 April 28, 1994                     SLC         Purchase       25,000       $7.75
 May 10, 1994                       SLC         Purchase       27,000       $7.75
 May 17, 1994                       SLC         Purchase        6,500       $7.375
 May 19, 1994                       SLC         Purchase        1,000       $7.00
 June 2, 1994                       SLC         Purchase       18,500       $7.75

All of the foregoing purchases were open market purchases.